Exhibit 21
Subsidiaries of Registrant

Name of Company	Jurisdiction of Incorporation

Synergetics, Inc.	Missouri

Synergetics IP, Inc.	Delaware

Synergetics Delaware, Inc.	Delaware

Synergetics Development Company, L.L.C.	Missouri
(Wholly Owned Subsidiary of Synergetics, Inc.)

Synergetics Germany GmbH (Wholly Owned Subsidiary of Synergetics Delaware, Inc.)	Germany

Synergetics Italia, Srl	Italy
(Wholly-Owned Subsidiary of Synergetics Delaware, Inc.)

Synergetics Surgical Australia PTY, Ltd.	Australia
(Wholly Owned Subsidiary of Synergetics Delaware, Inc.)

Synergetics France, SARL	France
(Wholly Owned Subsidiary of Synergetics Delaware, Inc.)

Synergetics Surgical EU Ltd. (Wholly Owned Subsidiary of Synergetics Delaware, Inc.)	United Kingdom

M.I.S.S. Ophthalmics Limited	United Kingdom
(Wholly-Owned Subsidiary of Synergetics Surgical EU Ltd.)

Sterimedix Limited (Wholly Owned Subsidiary of Synergetics Surgical EU Ltd.)	United Kingdom